InterOil Corporation
Antelope-1 Well
Drilling Report No. 2
December 8, 2008

Prospect:	Antelope

Type:	Appraisal well

Location:	PPL 238, Eastern Papua Basin 294,277m E; 9,210,679m N - AGD 66, Zone 55

Current Status:	Drilling ahead at 4,094 feet (1,248 meters) with a 13 inch bi-centered bit.

Past activity:	Successfully set 13 3/8 inch casing at 3,288 feet (1,002 meters), after drilling to 3,314 feet (1,010 meters) with a 17 1/2 inch bit. 18 5/8 inch casing was set at 784 feet (239 meters).

Planned Total Depth:	Approximately 8,200 feet (2500 meters)

Operator:	InterOil subsidiary, SPI (208) Limited.

Prospect Description:	This well is targeting the Puri and Mendi, and Antelope reef limestone.

FOR INVESTOR RELATIONS ENQUIRIES:

Anesti Dermedgoglou
V.P. Investor Relations
anesti@interoil.com
Phone:  +61 7 4046 4600

Cautionary Statements

This press release may include “forward-looking statements” as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. These statements are based on certain assumptions made by the Company based on its experience and perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements.

We currently have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.  All information contained herein regarding resources are references to undiscovered resources under Canadian National Instrument 51-101, whether stated or not.